                                                 -------------------------------
                                                          OMB APPROVAL
 SECURITIES AND EXCHANGE COMMISSION              -------------------------------
       Washington, D.C. 20549                     OMB Number:         3235-0145
                                                  Expires:     October 31, 1994
                                                  Estimated average burden
                                                 -------------------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

   Information to be included in statements filed pursuant to Rule 13d-1(a)
            and Amendments thereto filed pursuant to Rule 13d-2(a)
                             (Amendment No. 1)/1/

                          GOOD TIMES RESTAURANTS INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        COMMON STOCK, $0.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  0003821401
                     ------------------------------------
                                 (CUSIP Number)

      DARREN R. HENSLEY, ESQ., JACOBS CHASE FRICK KLEINKOPF & KELLEY LLC
   1050 SEVENTEETH STREET, STE. 1500, DENVER, COLORADO 80265  (303) 685-4800
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                OCTOBER 5, 1998
                     ------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box[_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

/1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                    --------------------------------------
 CUSIP No. 0003821401                                Page 2 of 9 Pages
----------------------                    --------------------------------------
================================================================================
 1             NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

               THE BAILEY COMPANY, L.P., IRS # 84-0584467
--------------------------------------------------------------------------------
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
 3             SEC USE ONLY


--------------------------------------------------------------------------------
 4             SOURCE OF FUNDS*

               WC
-------------------------------------------------------------------------------
 5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                              [_]

--------------------------------------------------------------------------------
 6             CITIZENSHIP OR PLACE OF ORGANIZATION

               COLORADO
--------------------------------------------------------------------------------
                      7            SOLE VOTING POWER

  NUMBER OF                              -0-
                   -------------------------------------------------------------
   SHARES             8            SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                             426,667
                   -------------------------------------------------------------
    EACH              9            SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                                -0-
                   -------------------------------------------------------------
    WITH             10            SHARED DISPOSITIVE POWER

                                       426,667
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       426,667
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                  EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        24.4%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

                  PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                    --------------------------------------
 CUSIP No. 0003821401                               Page 3 of 9 Pages
----------------------                    --------------------------------------
================================================================================
 1             NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

                THE ERIE COUNTY INVESTMENT CO., IRS #34-4227790
--------------------------------------------------------------------------------
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
 3             SEC USE ONLY


--------------------------------------------------------------------------------
 4             SOURCE OF FUNDS*

               AF
-------------------------------------------------------------------------------
 5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                              [_]

--------------------------------------------------------------------------------
 6             CITIZENSHIP OR PLACE OF ORGANIZATION

               OHIO
--------------------------------------------------------------------------------
                      7            SOLE VOTING POWER

  NUMBER OF                              -0-
                   ------------------------------------------------------------
   SHARES             8            SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                             468,447
                   -------------------------------------------------------------
    EACH              9            SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                                -0-
                   -------------------------------------------------------------
    WITH             10            SHARED DISPOSITIVE POWER

                                       441,347
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       468,447
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                  EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        26.8%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

                  CO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                    --------------------------------------
 CUSIP No. 0003821401                               Page 4 of 9 Pages
----------------------                    --------------------------------------
================================================================================
 1             NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

               PAUL T. BAILEY
--------------------------------------------------------------------------------
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
 3             SEC USE ONLY


--------------------------------------------------------------------------------
 4             SOURCE OF FUNDS*

               PF
-------------------------------------------------------------------------------
 5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                              [_]

--------------------------------------------------------------------------------
 6             CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES
--------------------------------------------------------------------------------
                      7            SOLE VOTING POWER

  NUMBER OF                             22,000
                   ------------------------------------------------------------
   SHARES             8            SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                             468,447
                   -------------------------------------------------------------
    EACH              9            SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                               22,000
                   -------------------------------------------------------------
    WITH             10            SHARED DISPOSITIVE POWER

                                       441,347
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       490,447
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                  EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        28.1%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

                  IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                        ----------------------------
 CUSIP No. 0003821401                                   Page 5 of 9 Pages
----------------------------                        ----------------------------

                                Amendment No. 1
                                to Schedule 13D

     This amended statement relates to the shares of Common Stock, $0.001 par value ("Common Stock"), of Good Times Restaurants Inc., a Nevada corporation (the "Company"). Items 1, 2, 3, 4, 5, 6 and 7 of a statement on Schedule 13D previously filed by The Erie County Investment Co., an Ohio corporation ("Erie"), and The Bailey Company, L.P., a Colorado limited partnership ("Bailey"), are amended as set forth below.

Item 1.  Security and Issuer.
----------------------------

     Item 1 is restated in its entirety as follows:

     This Schedule 13D relates to shares of Common Stock of the Company, whose principal executive offices are located at 601 Corporate Circle, Golden, Colorado 80401.

Item 2.  Identity and Background.
--------------------------------

     No change except for addition of the following:

     This statement is also filed on behalf of Paul T. Bailey, an individual ("Mr. Bailey"), the controlling shareholder of Erie. The business address of Mr. Bailey is 601 Corporate Circle, Golden, Colorado 80401; his present principal occupation is an officer of Erie; and he is a citizen of the United States.

     During the past five years, Mr. Bailey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

     No change except for addition of the following:

---------------------                                   ------------------------
CUSIP No. 0003821401                                         Page 6 of 9 Pages
---------------------                                   ------------------------

     Mr. Bailey previously acquired an aggregate of 22,000 shares of Common Stock in open market transactions as set forth below:

                       Number of Shares     Purchase Price Per
     Date              of Common Stock      Share of Common Stock
     ----              ----------------     ---------------------
   06/11/95                   800                   $4.32
   10/17/95                   200                    2.49
   05/31/96                   200                    3.01
   06/14/96                 1,000                    3.22
   07/02/96                   200                    3.01
   07/22/96                   720                    2.58
   07/19/96                    80                    3.00
   08/28/96                 1,000                    2.58
   12/02/96                   800                    1.93
   06/13/97                   200                    1.86
   06/18/97                 1,000                    1.93
   04/22/98                   600                    3.00
   04/23/98                 1,200                    3.00
   05/07/98                 3,000                    2.75
   06/19/98                 1,343                    2.63
   06/22/98                   100                    2.63
   06/23/98                 8,557                    2.63
   09/18/98                 1,000                    2.40

Such acquisitions were funded out of Mr. Bailey's personal funds.

Item 4.  Purpose of Transaction.
-------------------------------

     No change except for addition of the following:

     As a result of a negotiated transaction with the Company, the Company, Erie and Bailey have entered into a letter agreement (the "Letter Agreement") pursuant to which Bailey and Erie have agreed to guarantee (the "Guaranties") certain third party loans to the Company up to an aggregate principal amount of $6,000,000. The Company will pay Bailey and Erie quarterly fees based upon the average outstanding principal and interest of the loans guaranteed by them during each calendar quarter. The Company may elect to pay such fees in cash or shares of Common Stock ("Guarantee Stock"), or both. To the extent such fees are paid in cash, the fees shall equal one-half of one percent (0.5%) of the average outstanding principal and interest of the loans guaranteed during each calendar quarter, and to the extent such fees are paid in Guarantee Stock, the fees shall equal three-fourths of one percent (0.75%) of the average outstanding principal and interest of the loans guaranteed during each calendar quarter. The Company will also issue to Bailey a warrant to purchase 426,667 shares of Common Stock ("Warrant Stock") at an exercise price of $0.0001 per share, such Warrant to be exercisable upon the initiation by the Company of any bankruptcy petition or upon the initiation of any other comparable insolvency or liquidation proceedings by the Company or in the event of any involuntary bankruptcy adjudication of the Company. In addition, the Company will indemnify Bailey and Erie for any loss, liability, cost or expense incurred by Bailey and Erie under the Guaranties. Such right of indemnification will be secured by a secondary pledge by the Company to Bailey and Erie of all of its properties and assets securing the loans. For so long as the Guaranties are outstanding or the Company is indebted to Bailey or Erie as a result of the Guaranties, the Company will not (i) merge with or into any other entity or entities, (ii) sell, lease, abandon, transfer or otherwise dispose of in excess of fifty-one percent (51%) of the Company's total assets, (iii) pay any dividend on any shares of its capital stock, except for dividends payable solely in additional shares of Common Stock, (iv) redeem or otherwise acquire any shares of its capital stock, except for purchases of shares of Common Stock from former employees pursuant to contractual rights relating to the termination of their employment, (v) in certain circumstances, incur additional indebtedness, (vi) liquidate, dissolve or wind up, or (vii) acquire the stock or assets of any person or entity except in the ordinary course of business. Additionally, certain of the Company's covenants under the Series A Convertible Stock Purchase Agreement previously filed as Exhibit 10 to this Statement on Schedule 13D and incorporated herein by reference in its entirety, as amended by First Amendment to Series A Convertible Preferred Stock Purchase Agreement filed as Exhibit 10.1 hereto and incorporated herein by reference in its entirety and Amendment and Agreement Regarding Series A Convertible Preferred Stock filed as Exhibit 10.2 hereto and incorporated herein by reference in its entirety, and certain of the Company's covenants and restrictions pursuant to the terms of the Certificate of Amendment of Articles of Incorporation of the Company filed as Exhibit 4.1 hereto and incorporated herein by reference in its entirety shall continue for so long as the Guaranties are outstanding or the Company is indebted to Bailey or Erie as a result of the Guaranties, and in certain cases for so long as any of the Warrant Stock, Guarantee Stock and two-thirds of the Conversion Stock (as defined in Item 5 below) is held by Bailey and Erie. The Letter Agreement is attached hereto as
Exhibit 10.3 and is incorporated herein by reference in its entirety, and the foregoing summary of the terms thereof are qualified by reference to the actual Letter Agreement.

     The Registration Rights Agreement previously filed as Exhibit 4 to this Statement on Schedule 13D and incorporated herein by reference in its entirety is amended by the Letter Agreement to provide the registration rights thereunder to Erie and Bailey with respect to the Guarantee Stock and the Warrant Stock.

     The Board of Directors of Erie (the "Board") has adopted The Erie County Investment Co. Stock Option Plan (the "Plan") effective as of March 1, 1998. Pursuant to the terms of the Plan, a committee of the Board may determine to provide certain persons, including directors, officers and key employees of Erie and certain other persons, the opportunity to acquire a proprietary interest in the Company by granting such persons options to acquire shares of Common Stock owned by Erie. Currently, options to acquire 13,900 shares of Common Stock at an exercise price of $2.45 per share are outstanding under the Plan. The Plan is attached hereto as Exhibit 10.4 and is incorporated herein by reference in its entirety, and the foregoing summary of the terms thereof are qualified by reference to the actual Plan.

     On March 1, 1998, Erie entered into Stock Purchase Agreements (the "Purchase Agreements") with certain of its employees (the "Employees") pursuant to which Erie sold the Employees 27,100 shares of Common Stock (the "Employee Shares") owned by Erie at a price of $2.45 per share pursuant to an incentive plan adopted by the Board for employees of Erie and its affiliates. The Employees delivered promissory notes (the "Notes") to Erie as payment for the Employee Shares, with such Notes secured by a pledge by the Employees of the Employee Shares and any dividends or distributions thereon. Erie retained the right to vote the Employee Shares and the Employees are restricted from transferring the Employee Shares until such time as Employees have paid to Erie all amounts due under the Notes. The form of Purchase Agreement is attached hereto as Exhibit 10.5 and is incorporated herein by reference in its entirety, and the foregoing summary of the terms thereof are qualified by reference to the actual Purchase Agreement.

     Other than the transactions set forth herein, none of Bailey, Erie or Mr. Bailey has any plans or proposals that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

--------------------                                   -----------------------
CUSIP No. 0003821401                                      Page 7 of 9 Pages
--------------------                                   -----------------------

Item 5.  Interest in Securities of the Issuer.
---------------------------------------------

     No change except for restatement of (a), (b), (c) and (d) as follows:

     (a) As of August 31, 1998, Bailey converted 1,000,000 shares of the Company's Series A Convertible Preferred Stock, $0.01 par value (the "Preferred Stock"), into 426,667 shares of Common Stock (the "Conversion Stock"). The shares of Common Stock represent approximately 24.4% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of June 30, 1998 as reported by the Company in its Quarterly Report on Form 10-QSB for the quarter ended June 30, 1998 (the "Outstanding Shares") and giving effect to the conversion of the Preferred Stock). Erie and Mr. Bailey own 41,780 shares (including the shares of Common Stock sold to the Employees pursuant to the Purchase Agreements and over which Erie retains voting power and the shares of Common Stock subject to options to acquire such shares pursuant to the Plan) and 22,000 shares of Common Stock, respectively, which represent approximately 2.4% and 1.3%, respectively, of the outstanding Common Stock (based upon the Outstanding Shares and giving effect to the conversion of the Preferred Stock by Bailey). Erie and Mr. Bailey may be deemed to beneficially own the 426,667 shares of Common Stock held by Bailey and Mr. Bailey may be deemed to beneficially own the 41,780 shares of Common Stock held by Erie (including the shares of Common Stock sold to the Employees pursuant to the Purchase Agreements and over which Erie retains voting power and the shares of Common Stock subject to options to acquire such shares pursuant to the Plan). Erie and Mr. Bailey disclaim beneficial ownership of any shares of Common Stock held by Bailey and Mr. Bailey disclaims beneficial ownership of any shares of Common Stock held by Erie.

     (b) Bailey, Erie and Mr. Bailey may be deemed to share voting and dispositive power over the 426,667 shares of Common Stock held directly by Bailey. Erie and Mr. Bailey may be deemed to share voting and dispositive power over 14,680 shares of Common stock held directly by Erie (including the shares of Common Stock subject to options to acquire such shares pursuant to the Plan) and voting power over the 27,100 shares of Common Stock sold by Erie to the Employees pursuant to the Purchase Agreements. Mr. Bailey has sole voting and dispositive power over the 22,000 shares of Common Stock held by Mr. Bailey.

     (c) Other than the conversion of the Preferred Stock by Bailey as set forth in Item 5(a) above and the September 18, 1998 purchase of Common Stock by Mr. Bailey as set forth in Item 3 above and incorporated herein by reference in their entirety, in the past 60 days, none of Bailey, Erie or Mr. Bailey has effected any transaction in the Preferred Stock or Common Stock.

     (d) The Employees who purchased the Employee Shares from Erie pursuant to the Purchase Agreements have the right to receive dividends from, and the proceeds from the sale of, the Employee Shares; provided, however, that any such dividends are pledged to secured the Employees' obligations under the Notes and the Employees' rights to sell or transfer the Employee Shares are restricted until the Employees have satisfied their obligations under the Notes.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
------------------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

     No change except for addition of the following:

     The descriptions of the Letter Agreement, the Plan and the Purchase Agreements in Item 4 above are incorporated herein by reference in their entirety.

--------------------                               ---------------------------
CUSIP No. 0003821401                                    Page 8 of 9 Pages
--------------------                               ---------------------------

Item 7.  Material to be Filed as Exhibits.
-----------------------------------------

    No change except for addition of the following:

Exhibit 4.1   Certificate of Amendment of Articles of Incorporation of the
              Company

Exhibit 10.1 First Amendment to Series A Convertible Preferred Stock Purchase Agreement effective as of May 31, 1996 by and between the Company and Bailey

Exhibit 10.2 Amendment and Agreement Regarding Series A Convertible Preferred Stock effective as of October 31, 1997 by and between the Company and Bailey

Exhibit 10.3 Letter Agreement dated September 25, 1998 and executed on October 5, 1998 by and among the Company, Bailey and Erie

Exhibit 10.4 The Erie County Investment Co. Stock Option Plan effective as of March 1, 1998

Exhibit 10.5 Form of Stock Purchase Agreement between Erie and the Employees dated as of March 1, 1998

Exhibit 99.1 Joint Filing Agreement dated as of October 5, 1998 by and between Erie, Bailey and Mr. Bailey

--------------------                                 ---------------------------
CUSIP No. 0003821401                                      Page 9 of 9 Pages
--------------------                                 ---------------------------
                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           October 5, 1998
                        ____________________________________
                        (Date)

                        THE BAILEY COMPANY, a Colorado limited partnership

                        By:  THE ERIE COUNTY INVESTMENT CO., an Ohio
                             corporation, its general partner

                        By:  /s/ William D. Whitehurst
                             ________________________________________
                             William D. Whitehurst, Vice-President


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                           October 5, 1998
                         ________________________________________________
                         (Date)

                              THE ERIE COUNTY INVESTMENT CO., an Ohio
                              corporation

                         By:  /s/ William D. Whitehurst
                              ______________________________________
                              William D. Whitehurst, Vice-President


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                           October 5, 1998
                         ________________________________________________
                         (Date)


                         By:  /s/ Paul T. Bailey
                              ______________________________________
                              Paul T. Bailey